                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF APRIL 2003

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                 reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
               is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

                       [THE WHARF (HOLDINGS) LIMITED LOGO]

                          THE WHARF (HOLDINGS) LIMITED
                            2002 RESULTS ANNOUNCEMENT

                           PRUDENT BASE FOR THE FUTURE


o 2002 was a difficult year. Group profit amounted to HK$2,303 million, a decrease of 9% as compared to HK$2,519 million achieved in 2001.

o    Earnings per share were HK$0.94.

o Value of property dropped. This is reflected in the accounts when certain Group investment and other properties are marked down - HK$813 million against the profit and loss account and HK$6,077 million through the reserves account, totalling HK$6,890 million, which is equivalent to HK$2.82 per share. Together with an investment provision of HK$134 million, net asset value reduced from HK$22.33 to HK$19.91 per share. There is also a corresponding rise of debt to equity ratio from 36% to 42%.

     Rents are under pressure. Interest rate may have bottomed out. The Group's corporate finance priority is to ensure that the balance sheet is on solid ground to prepare for future opportunities.

o The total dividend payout would be reduced with the proposed final dividend of 28 cents per share for 2002. A prudent dividend policy is consistent with market reality and sound balance sheet management. Since 1997, the Group has paid dividends at a high ratio of over 75% of recurrent earnings.

o Excluding the property impairment and investment provisions, Group net profit was HK$3,250 million, an increase of 14% over the previous year. Interest expenses for the year were HK$755 million as compared to HK$1,106 million in 2001, which is 32% lower. Profit before interest was HK$5,341 million, an increase of 6%.

     Core businesses performed steadily against a deflationary environment with improved operating margin.

     - Core assets Harbour City and Times Square, together accounted for well over half of total Group assets, reported a growth of 1% in revenue to HK$3,773 million and a growth of 5.3% in operating profit to HK$2,763 million.

     - CME (Communications, Media and Entertainment) segment continued to sustain growth both in revenue and operating profit against a weak economy and poor consumer sentiment.

         i-CABLE's total revenue increased by 12% to HK$2,161 million and operating profit before corporate expenses increased by 14% to HK$341 million.

         Wharf T&T's revenue was up by 3% to HK$1,117 million and net profit increased from HK$8 million to HK$53 million with installed fixed lines grew by 41% to reach 340,000.

     - Logistics segment's operating profit increased by HK$43 million or 2% to HK$1,838 million. Modern Terminals' profit was maintained at almost the 2001 level. Cost per TEU was reduced by 13% as compared to 2001 and by 41% over the last 5 years.


DIVIDENDS

An interim dividend in respect of the year ended December 31, 2002 of 28 cents (2001: 28 cents) per share was paid on November 4, 2002, absorbing a total amount of HK$685 million (2001: HK$685 million). The Directors have recommended for adoption at the Annual General Meeting to be held on Friday, May 30, 2003 the payment on July 7, 2003 to Shareholders registered on May 30, 2003 of a final dividend in respect of the year ended December 31, 2002 of 28 cents (2001:
50 cents) per share, absorbing a total amount of HK$685 million (2001: HK$1,223 million).

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                  2002           2001
                                                      Note     HK$ MILLION    HK$ Million
                                                      ----     -----------    -----------
Turnover .....................................         (1)        11,333         11,725
Other net loss ...............................         (2)           (29)          (290)
                                                                --------       --------
                                                                  11,304         11,435
Direct costs and operating expenses ..........                    (3,781)        (4,314)
Selling and marketing expenses ...............                      (490)          (490)
Administrative and corporate expenses ........                      (484)          (493)
                                                                --------       --------
Operating profit before depreciation,
  amortisation, interest and tax .............                     6,549          6,138
Depreciation and amortisation ................                    (1,208)        (1,086)
                                                                --------       --------
Operating profit .............................         (1)         5,341          5,052
Borrowing costs ..............................         (3)          (755)        (1,106)
                                                                --------       --------
Net operating profit .........................                     4,586          3,946
Net other charges ............................         (4)          (434)           (99)
Share of profits less losses of associates....         (5)          (495)          (281)
                                                                --------       --------

Profit before taxation .......................                     3,657          3,566
Taxation .....................................         (6)          (682)          (403)
                                                                --------       --------
Profit after taxation ........................                     2,975          3,163
Minority interests ...........................                      (672)          (644)
                                                                --------       --------
Profit attributable to shareholders ..........                     2,303          2,519
                                                                ========       ========

Dividends attributable to the year
  Interim dividend declared during the year...                       685            685
  Final dividend proposed after the balance
    Sheet date ...............................                       685          1,223
                                                                --------       --------
                                                                   1,370          1,908
                                                                ========       ========

Earnings per share
     Basic ...................................         (7)      HK$0.94        HK$1.03
                                                                ========       ========
     Diluted .................................         (7)      HK$0.94        HK$1.03
                                                                ========       ========

Dividend per share
    Interim - paid ...........................                  HK$0.28        HK$0.28
    Final - proposed .........................                  HK$0.28        HK$0.50
                                                                --------       --------
                                                                HK$0.56        HK$0.78
                                                                ========       ========

NOTES TO THE ACCOUNTS

(1) TURNOVER AND OPERATING PROFIT

    (a)  SEGMENT INFORMATION

         BUSINESS SEGMENTS

                                                       SEGMENT REVENUE                   SEGMENT RESULTS
                                                 --------------------------       ----------------------------
                                                    2002           2001              2002             2001
         i. Revenue and results                  HK$ MILLION    HK$ Million       HK$ MILLION      HK$ Million
                                                 -----------    -----------       -----------      -----------
                                                                (Restated)                         (Restated)
         Property investment ............         4,442            4,351            3,125            2,964
                                                 ------           ------            -----            -----
               Hong Kong ................         3,674            3,583            2,874            2,780
               China ....................           152              125               28               12
               Hotels ...................           616              643              223              172
                                                 ------           ------            -----            -----
         Communications, media
             and entertainment
             ("CME") ....................         3,435            3,157              429              312
                                                 ------           ------            -----            -----
               Pay television ...........         1,711            1,595              332              349
               Internet and multimedia...           450              336                9              (50)
                                                 ------           ------            -----            -----
                 i-CABLE ................         2,161            1,931              341              299
               Telecommunications .......         1,117            1,089               53                8
               Others ..................            157              137               35                5
                                                 ------           ------            -----            -----
         Logistics ......................         3,203            3,280            1,838            1,795
                                                 ------           ------            -----            -----
               Terminals ................         2,785            2,918            1,691            1,700
               Other logistics business..           418              362              147               95
                                                 ------           ------            -----            -----
                                                 11,080           10,788            5,392            5,071
         Property development ...........           214              827               (9)             (88)
         Investment and others ..........           308              357              202              314
         Inter-segment revenue
           (Note) .......................          (269)            (247)              --               --
                                                 ------           ------            -----            -----
                                                 11,333           11,725            5,585            5,297
                                                 ======           ======
         Unallocated income and
          expenses .....................                                             (244)            (245)
                                                                                    -----            -----
         Operating profit ...............                                           5,341            5,052
         Borrowing costs ................                                            (755)          (1,106)
         Net other charges
               Property development .....                                            (285)             339
               Investment and others ....                                            (149)            (438)
         Associates
               Property development .....                                            (505)            (298)
               Investment and others ....                                              10               17
                                                                                    -----            -----
         Profit before taxation .........                                           3,657            3,566
                                                                                    =====            =====

    Note:
    Inter-segment revenue eliminated on consolidation includes:



                                     2002         2001
                                 HK$ MILLION   HK$ Million
                                 -----------   -----------
                                               (Restated)
    Property investment .......       101         102
    CME .......................       119          95
                                      ---         ---
      Pay television ..........        37          35
      Internet and multimedia..         4           1
                                      ---         ---
        i-CABLE ...............        41          36
      Telecommunications ......        43          35
      Others ..................        35          24
                                      ---         ---
    Logistics .................        16          16
    Investment and others .....        33          34
                                      ---         ---
                                      269         247
                                      ===         ===

    GEOGRAPHICAL SEGMENT

    During the year, more than 90% of the operations of the Group in terms of both turnover and operating profit was in Hong Kong.

(b) OPERATING PROFIT IS ARRIVED AT AFTER CHARGING:

                                                                            2002                 2001
                                                                         HK$ MILLION          HK$ Million
                                                                         -----------          -----------
    Depreciation
    -  assets held for use under operating leases ..............              74                   45
    -  other assets ............................................             941                  901
    Amortisation of prepaid expenses and programming library ...             171                  118
    Amortisation of goodwill ...................................              22                   22

    Staff costs ................................................           1,983                1,987
     including:
      Contributions to defined contribution pension
       schemes including MPF schemes ...........................              77                   88
      Increase in liability for defined benefit
       pension schemes .........................................              --                   35
    Auditors' remuneration .....................................               9                    9
    Cost of properties sold during the year ....................             204                  869

    and crediting:
    Rental income less direct outgoings, including
        contingent rentals HK$58 million
        (2001: HK$72 million) ..................................           3,050                2,977
    Interest income ............................................             166                  246
    Dividend income from listed investments ....................              46                   41
    Dividend income from unlisted investments ..................             109                   35
                                                                           =====                =====

(2)  OTHER NET LOSS

     Other net loss represents a net loss on disposal of investments (2001: net loss on disposal of investments and loss on sale of an associate).


(3)   BORROWING COSTS

                                                                                   2002              2001
                                                                                HK$ MILLION       HK$ Million
                                                                                -----------       -----------
      Interest on:
          Bank loans and overdrafts ........................................        362               622
          Other loans repayable within five years ..........................        390               475
          Other loans repayable after more than five years .................          -               168
      Other borrowing costs ................................................         97                30
                                                                                    ---             -----
                                                                                    849             1,295
      Less: Amount capitalised .............................................        (94)             (189)
                                                                                    ---             -----
      Net borrowing costs for the year .....................................        755             1,106
                                                                                    ===             =====


(4)   NET OTHER CHARGES

                                                                                   2002              2001
                                                                                HK$ MILLION       HK$ Million
                                                                                -----------       -----------
      Net provisions for impairment in value of
         non-trading investments ...........................................        (73)             (438)
      Net (charge) / write-back of provisions for
         properties held for development and for sale ......................       (285)              339
      Provision for diminution in value of
         listed debt securities ............................................        (19)               --
      Others ...............................................................        (57)               --
                                                                                   ----              ----
                                                                                   (434)              (99)
                                                                                   ====              ====

      Net provisions for impairment in value of non-trading investments include a deficit of HK$58 million (2001: HK$358 million) transferred from the investments revaluation reserves in accordance with the Group's accounting policy on accounting for investments in securities.


(5)   SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

      Share of profits less losses of associates for 2002 mainly included the attributable losses in respect of provisions for the impairment in value of the Sorrento and Bellagio development projects (2001: mainly for impairment in Bellagio project).

(6)   TAXATION

      (a) The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16 per cent (2001: 16 per cent).
      (b) Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.
      (c)  Taxation in the consolidated profit and loss account represents:

                                                                                   2002              2001
                                                                                HK$ MILLION       HK$ Million
                                                                                -----------       -----------
      Hong Kong profits tax for the year ...................................        556               409
      Underprovision in respect of prior years .............................        108                --
      Overseas taxation for the year .......................................          4                 2
      Deferred taxation ...................................................          12               (11)
                                                                                    ---               ---
                                                                                    680               400
      Share of associates' Hong Kong profits tax for
        the year ...........................................................          2                 3
                                                                                    ---               ---
                                                                                    682               403
                                                                                    ===               ===


(7)   EARNINGS PER SHARE

      The calculation of earnings per share is based on the earnings for the year of HK$2,303 million (2001: HK$2,519 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) in issue during the year.

      The calculation of diluted earnings per share is based on earnings for the year of HK$2,303 million (2001: HK$2,519 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

      The existence of unexercised options during the year ended December 31, 2002 has no material dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2002 .

(8)  CHANGES IN ACCOUNTING POLICIES

      The accounting policies and methods of computation used in preparation of the Group's accounts are consistent with those used in the accounts for the year ended December 31, 2001, except the changes noted below which have been made in accordance with new and revised Hong Kong Statements of Standard Accounting Practice:

      (a)   SSAP 11 (REVISED) "FOREIGN CURRENCY TRANSLATION"

            In prior years, the profit and loss accounts of foreign enterprises were translated at the exchange rates ruling at the balance sheet date. With effect from January 1, 2002, these are translated into Hong Kong dollars at the weighted average exchange rates during the year. The effect of such change is not material to the accounts.

      (b)   SSAP 34 "EMPLOYEE BENEFITS"

            Defined benefit pension schemes provide benefits to the employees based on their final pay and number of years of service. In prior years, contributions to defined benefit pension schemes were charged against profit and loss account in the period in which they were payable to the schemes. The contributions were determined based on the value of the schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the schemes are held separately from those of the Group in independently administered funds.

            With effect from January 1, 2002, in order to comply with Statement of Standard Accounting Practice 34 issued by the Hong Kong Society of Accountants, the Group has adopted a new policy for defined benefit pension schemes. By adoption of the policy, the Group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method. The new accounting policy has been adopted prospectively, with the effect of the adoption on the opening balance of retained profits recognised on a straight-line basis over a maximum of five years from January 1, 2002. The transitional net assets recognised during the year 2002 was HK$31 million.

COMMENTARY ON ANNUAL RESULTS

(I)   REVIEW OF 2002 RESULTS AND SEGMENTAL PERFORMANCE

      REVIEW OF 2002 RESULTS

      Profit attributable to Shareholders

      The Group reported a profit attributable to shareholders of HK$2,303 million for the year 2002, a decrease of HK$216 million or 9% as compared to HK$2,519 million achieved in 2001. The reduction in profit is primarily due to the inclusion in the results of aggregate attributable impairment provisions of HK$813 million for properties and properties under development, including the Sorrento and Bellagio projects held through associates, and a provision of HK$134 million for impairment in value of investments. Earnings per share were HK$0.94, compared to HK$1.03 recorded in the previous year.

      Excluding the above-mentioned provisions in both years, the Group's net profit would be HK$3,250 million in 2002, an increase of 14% compared to HK$2,844 million in 2001. Such a growth reflected the comparative resilience and steady performance of the Group's core business assets in a deflationary local economy and competitive business environments .

      The Group's investment and hotel property portfolios were revalued by independent valuers at December 31, 2002, resulting in a transfer of a net revaluation deficit of HK$6,077 million to the Group's revaluation reserves. Primarily because of this downward revaluation, the Group's consolidated net asset value was reduced to HK$48,713 million or HK$19.91 per share at December 31, 2002, compared to HK$54,645 million or HK$22.33 per share at December 31, 2001, respectively.

      Group's Turnover

      The Group's turnover for the year under review was HK$11,333 million, a decrease of HK$392 million or 3% against HK$11,725 million earned in 2001. Decrease in turnover was principally due to substantial reduction in property sales by HK$613 million given that the Group's property sales activities during the year were substantially sustained by its associates undertaking the Sorrento and Bellagio projects, the sale proceeds derived from which were not accounted for as the Group's turnover. This unfavorable variance was mitigated by the continued improvement in revenue from the Group's investment property portfolio, Pay TV and broadband services.

      Group Operating Profit

      Group operating profit before borrowing costs for the year 2002 was HK$5,341 million, increased by HK$289 million or 6% from HK$5,052 million in 2001. The improvement was primarily driven by additional profit contribution from the Group's core businesses, particularly the Property Investment and Communications, Media and Entertainment ("CME") segments. All business units attained improvements in operating margins in the year under examination mainly as a result of effective cost rationalization programmes and productivity gains.

      Net Operating Profit

      Net operating profit in 2002 recorded an increase of 16% against the previous year due to a substantial reduction in borrowing costs.

      SEGMENT PERFORMANCE

      Property Investment

      The Property Investment segment, including its two core assets Harbour City and Times Square, reported a revenue growth of 2% to HK$4,442 million.

      Harbour City generated total revenue of HK$2,878 million in 2002, an increase of HK$41 million or 1% from HK$2,837 million reported in 2001 as a consequence of the improvement in occupancies at Gateway Towers 3, 5 and
      6. Pressure on office rental had increased and there was rental loss in certain parts of Ocean Terminal, which had been reserved for renovation and refurbishment programmes. The operating profit of Harbour City increased by HK$138 million or 7% to HK$2,001 million in 2002.

      Times Square, another core investment property, generated total revenue of HK$895 million, which was slightly above the previous year's level of HK$892 million. The operating profits for both years were kept at HK$762 million.

      Aggregate revenue from other investment properties including those in Mainland China also recorded satisfactory improvement in 2002.

      Communications, Media and Entertainment ("CME")

      Against a backdrop of a weak economy and poor consumer sentiment, the CME segment continued to sustain growth both in revenue and operating profit, though at a slower pace than in previous years. Its revenue came under pressure amidst the severe economic conditions and keener competitions. In 2002, the segment managed to increase its total revenue by HK$278 million or 9% to HK$3,435 million and increased its operating profit by HK$117 million or 38% to HK$429 million compared to the previous year. Increases in customers from its Pay TV, Broadband Internet multimedia and telecommunication services were reported.

         Pay TV

         Pay TV turnover grew by HK$116 million or 7% to HK$1,711 million, as a result of increase in airtime sales revenues and growth in subscribers by 8% to surpass 605,000 during the year spurred by the 2002 FIFA World Cup and the effectiveness of the anti-piracy measures. In spite of the increase in revenue, Pay TV reported a decline in operating profit of HK$17 million or 5% to HK$332 million compared with the previous year primarily due to the increase in non-recurring programming costs related to the 2002 FIFA World Cup. Average revenue per subscriber ("ARPU") rose to HK$233.

         Internet and multimedia

         Internet and multimedia revenue for the year grew by HK$114 million or 34% to HK$450 million as Broadband subscribers grew by 42% to surpass 225,000. On the back of subscriber growth and high operating leverage, the operating results achieved a turnaround from loss of HK$50 million to profit of HK$9 million in 2002. Amid extremely keen competitions, ARPU dropped to HK$180.

         As compared to 2001, the combined results of Pay TV and Internet and multimedia businesses increased the group revenue of i-CABLE by HK$230 million or 12% to HK$2,161 million and increased its operating profit before corporate expenses by HK$42 million or 14% to HK$341 million.

         Wharf T&T (Telecommunication services)

         Defying the unfavorable business environment and intense competition, Wharf T&T increased its telecommunication revenue by HK$28 million or 3% to HK$1,117 million. Its installed base of fixed lines grew by 41% to reach 340,000 lines at the end of 2002, which represented a record gain in market shares to 9% overall. The company's revenue from fixed-line telephony services rose by 6% to HK$833 million which accounted for 75 per cent of its total revenue, while IDD revenue fell by 6% to HK$284 million. Coupled with operating efficiency, Wharf T&T recorded a more than five-fold increase in operating profit to HK$53 million.

         Logistics

         The total revenue of Logistics segment including Modern Terminals Limited ("MTL"), a 55.3%-owned subsidiary, was HK$3,203 million, a decrease of HK$77 million or 2% as compared with HK$3,280 million in 2001.

         The revenue drop was mainly due to a reduction in MTL's revenue by HK$133 million from 2001 as a result of a decline in tariff generally in line with the market development. MTL's operating profit was maintained at almost the 2001 level.

         Operating profit of the segment increased by HK$43 million or 2% to HK$1,838 million in 2002 partly because of increase in other logistics income.

         Depreciation and amortisation

         Depreciation and amortisation charge for the year 2002 totalled HK$1,208 million (including the amortisation of goodwill HK$22 million), an increase of 11% over 2001. The rise resulted from the combined effect of an increase in depreciation of i-CABLE and Wharf T&T on their expanded capital expenditures, and an increase in amortisation of the programming library of i-CABLE. This was offset by a reduction of depreciation charge of HK$76 million following an extension of estimated useful lives of some plant and equipment of the Group (including MTL) in 2002.

         Borrowing costs

         Net borrowing costs charged for the year decreased substantially by HK$351 million or 32% to HK$755 million from HK$1,106 million incurred in the previous year as a result of market interest rate cuts as well as the Group's success in reducing interest margins through its refinancing activities in 2002. The charge was after capitalisation to related assets of HK$94 million for the year compared to HK$189 million in 2001. The Group's average borrowing cost for the year was 3.59% p.a., a reduction from 5.45% p.a. in 2001.

         Net other charges

         Net other charges for the year amounted to HK$434 million compared to HK$99 million in 2001. The charges in 2002 mainly comprised net provisions of HK$285 million for impairment in value of various properties under development as a result of a review of the prevailing market conditions and HK$149 million for impairment in value of investments. The net other charges in 2001 covered a provision for impairment in value of investments of HK$438 million net of write-back of a property provision of HK$339 million.

         Share of profits less losses of associates

         The share of losses of associates for the year was HK$495 million compared to HK$281 million in 2001. The attributed losses for the year mainly resulted from the Group's share of the aggregate provisions of HK$589 million made by the associates for the impairment in value of two property development projects, namely, Sorrento and Bellagio, 40% and 33-1/3% respectively owned by the Group. The losses in 2001 principally reflected the attributable loss for impairment in value of Bellagio.

         Other items

         The Group's profit before taxation increased by HK$91 million to HK$3,657 million from HK$3,566 million of 2001.

         The taxation charge for the year was HK$682 million compared to HK$403 million reported in 2001. The change primarily resulted from the increase in the Group's net operating profit and the inclusion of an under-provision of HK$108 million in relation to prior years' assessments.

         Minority interests were HK$672 million compared to HK$644 million in 2001.

         Included in the Group's profit attributable to the shareholders are profit of HK$883 million (2001: HK$833 million) contributed from three major non-wholly owned subsidiaries, namely the 55.3%-owned MTL, 79.2%-owned i-CABLE Communications Limited ("i-CABLE") and 66.8%-owned Harbour Centre Development Limited ("HCDL"). Total dividends received from these subsidiaries amounted to HK$853 million for the year 2002 (2001: HK$925 million).

(II)     LIQUIDITY AND FINANCIAL RESOURCES

         Shareholders' funds

         As at December 31, 2002, the shareholders' funds of the Group totalled HK$48,713 million, a decrease of HK$5,932 million from HK$54,645 million at December 31, 2001. As explained above, the decrease was mainly due to the inclusion of a net revaluation deficit of HK$6,077 million arising from a downward revaluation of the Group's investment and hotel property portfolios to HK$52,373 million and HK$3,339 million respectively. On that basis, the consolidated net asset value of the Group at that date was HK$19.91 per share, compared to net asset value of HK$22.33 per share at December 31, 2001.

         Supplemental Information
         To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

                                                                                     Per share
                                                                                     ---------
           Book net asset value at December 31, 2002 .......................          HK$19.91

           Add adjustments for:-

           Modern Terminals
           - based on the previous average transaction prices ..............              2.22


           i-CABLE
           - based on market value at December 31, 2002 (@$2.58 p.s.) ......              1.20
                                                                                      --------
           Adjusted net asset value per share at December 31, 2002 .........          HK$23.33
                                                                                      ========

         Net cash generated from the Group's operating activities

         For the year under review, net cash generated from the Group's operating activities amounted to HK$4.7 billion, increased from HK$3.1 billion in 2001. This reflects the Group's steady recurrent cash inflows generated by its core business assets. Investing activities comprised mainly purchase of fixed assets, net purchase of non-trading investments and net advances to associates mainly for property development of Bellagio and Sorrento.

         Capital expenditure

         The capital expenditure, including programming library, incurred by the Group's core businesses during the year and their capital commitments at the year-end date are analysed as follows:

                                                                                           Capital Commitments
                                                                                         as at December 31, 2002
                                                                                  --------------------------------------
         Business Unit/Company                                      Capital           Authorised              Authorised
                                                                Expenditure                  And                 But not
                                                                    In 2002       Contracted for          Contracted for
                                                                HK$ Million          HK$ Million             HK$ Million
                                                                -----------       --------------          --------------
         Property investments/others ......................          350                  183                   1,206
         Logistics ........................................          502                1,340                     218
         i-CABLE ..........................................          644                   61                      92
         Wharf T&T ........................................          678                  116                      90
                                                                   -----                -----                   -----
                                                                   2,174                1,700                   1,606
                                                                   =====                =====                   =====
         At December 31, 2001 .............................        2,588                1,767                   2,007
                                                                   =====                =====                   =====

         The capital expenditure of i-CABLE and Wharf T&T mainly related to network equipment while that of the Logistics was substantially for construction of Container Terminal 9.

         In addition to the above, the Group had planned expenditures of approximately HK$1.1 billion (2001: HK$1.2 billion) related to the properties under development for sale at the end of 2002.

         Major property projects undertaken by associates

         Regarding the Sorrento and Bellagio property development projects undertaken by associates, pre-sales had been launched with good progress in 2002. Accumulated sales of Sorrento exceeded 81% of the 1,272 Phase I units and 30% of 854 Phase II units by the end of 2002. The sale of Bellagio was first launched in September 2002 with tremendous success. 74% of the 1,704 Phase I and II units were sold by the end of 2002.

         Pre-sale proceeds received by the investing companies of the two projects have been utilized for repayments of the relevant shareholders' advances partially and bank loans in full with the remaining proceeds retained in stakeholders accounts for future payment of construction costs. At December 31, 2002, the cash deposits in Sorrento's stakeholders account amounted to HK$0.9 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project while that of Bellagio's amounted to HK$1.1 billion, which would also be sufficient to fully cover the outstanding construction cost of Phase I and II and substantially cover the outstanding construction cost of Phase III and IV of the project. The two project companies did not have any borrowings at the end of 2002.

         Gearing Ratios

         As at December 31, 2002, the ratio of net debts to total assets increased to 26.0 per cent, while the ratio of net debts to shareholders' equity increased to 42.0 per cent, compared to 23.4 per cent and 36 per cent at December 31, 2001, respectively. The Group's net debts increased slightly from HK$19.8 billion at December 31, 2001 to HK$20.5 billion at December 31, 2002, which was made up of HK$22.7 billion in debts less HK$2.2 billion in deposits, debt securities and cash. Included in the Group's debts were loans of HK$941 million and HK$386 million borrowed by two non-wholly owned subsidiaries, MTL and i-CABLE respectively (2001: HK$992 million borrowed by MTL and HCDL). These loans are without recourse to the Company and other subsidiaries of the Group.

         Availability of committed and uncommitted facilities

         High liquidity continued to sustain in the banking market during the year 2002. The Group arranged an aggregate of HK$6.9 billion loan facilities to refinance a number of its loan facilities with substantial reduction in interest margins and on more favourable terms. Amongst these financing activities, the Group arranged in June 2002 the issue of Retail Bonds totaling HK$600 million via a wholly-owned subsidiary. The result was satisfactory and the Bonds were fully subscribed for. This was the first ever retail bond issued by private corporation in Hong Kong.

         Excluding the project loan facilities of totalling HK$1 billion available to Sorrento and Bellagio, which are undertaken by associates, the Group's available loan facilities and debt securities amounted to HK$31.9 billion. Debts totaling HK$22.7 billion were outstanding at December 31, 2002, against the available facilities as analysed below:

                                                                               31/12/2002
                                                               ---------------------------------------------
                                                                Available        Total             Undrawn
                                                                Facility          Debt             Facility
                                                                   HK$             HK$                HK$
         Debt Maturity                                           Billion        Billion             Billion
                                                               ----------      ---------          ----------
         Company and wholly owned subsidiaries
         Committed facilities
         Repayable within 1 year ..........................         4.8            4.8     21%        --
         Repayable between 1 to 2 years ...................         8.6            7.6     33%       1.0
         Repayable between 2 to 3 years ...................         2.0            1.8      9%       0.2
         Repayable between 3 to 4 years ...................         2.6            2.6     11%        --
         Repayable between 4 to 5 years ...................         7.2            3.4     15%       3.8
                                                                   ----           ----    ---       ----
                                                                   25.2           20.2     89%       5.0
         Uncommitted facilities ...........................         2.3            1.0      4%       1.3
                                                                   ----           ----    ---       ----
                                                                   27.5           21.2     93%       6.3
         Non wholly-owned subsidiaries
         - Committed and uncommitted
         Modern Terminals Limited .........................         2.7            0.9      4%       1.8
         i-CABLE Communications Limited ...................         0.9            0.4      2%       0.5
         Others ...........................................         0.8            0.2      1%       0.6
                                                                   ----           ----    ---       ----
                                                                   31.9           22.7    100%       9.2
                                                                   ====           ====    ===       ====
          - Secured .......................................         5.4            5.0     22%       0.4
          - Unsecured .....................................        26.5           17.7     78%       8.8
                                                                   ----           ----    ---       ----
         Total ............................................        31.9           22.7    100%       9.2
                                                                   ====           ====    ===       ====

         Secured Notes in the amount of HK$4.5 billion will be prepaid in May 2003, which will cause the secured debts to drop from 22% to 2%.

         As at December 31, 2002, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$17,923 million (2001: HK$19,171 million).

         An analysis of the Group's total debts by currency at December 31, 2002 is shown as below:

                                                                             HK$ Billion
                                                                             -----------
         Hong Kong dollar ............................................           14.9
         United States dollar (swapped into Hong Kong dollars) .......            7.3
         Renminbi ....................................................            0.5
                                                                                 ----
                                                                                 22.7
                                                                                 ====

         The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

         The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

         The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2002, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.1 billion.

(III)    EMPLOYEES

         The Group has approximately 10,111 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2002 amounted to HK$1,983 million, compared to HK$1,987 million of 2001.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, May 23, 2003 to Friday, May 30, 2003, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.


PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

                                                      By Order of the Board
                                                        WILSON W. S. CHAN
                                                            Secretary
Hong Kong, March 31, 2003

                            WHARF FINAL RESULTS 2002:
                           PRUDENT BASE FOR THE FUTURE


Hong Kong, March 31, 2003 ...... The Directors of The Wharf (Holdings) Limited
announced today that Group profit attributable to shareholders for the year ended December 31, 2002 amounted to HK$2,303 million, a decrease of 9% as compared with the previous year. Earnings per share were HK$0.94, compared to HK$1.03 recorded in last year.

Commenting on the results, Wharf's Chairman Peter K C Woo said: "The year 2002 was a difficult year. Value of property dropped. This is reflected in the accounts when certain Group investment and other properties are marked down, resulting in HK$813 million and HK$6,077 million, totalling HK$6,890 million, or HK$2.82 per share, being charged against the profit and loss account and the reserves account respectively. Together with an investment provision of HK$134 million, net asset value reduced from HK$22.33 to HK$19.91 per share and the debt to equity ratio rose from 36 per cent to 42 per cent."

"Rents are under pressure. Interest rate may have bottomed out. Our corporate finance priority is to ensure that the balance sheet is on solid ground to prepare for future opportunities."

The Group proposed that the total dividend payout be reduced. A final dividend of 28 cents per share has been recommended, bringing the total dividend for the year to 56 cents per share.

"We trust a prudent dividend policy is consistent with market reality and sound balance sheet management. Since 1997, The Group has paid dividends at a high ratio of over 75% of recurrent earnings," Mr Woo said.

The overall operating performance of the Group has been steady during the year.

"The net profit before provisions achieved reflected the comparative resilience and steady performance of the Group's core business assets in a weak economy and competitive business environments," he pointed out.

Excluding the property impairment and investment provisions, the Group's net profit amounted to HK$3,250 million, an increase of 14% compared to HK$2,844 million in 2001. Profit before interest was up by 6%. Interest expenses for the year were HK$755 million, 32% lower than 2001.

The Group reported the activities of its key business assets during the year as follows:

Property Investment

The Property Investment segment including its two core assets, namely Harbour City and Times Square, reported a revenue growth of 2% to HK$4,442 million.

Harbour City

Harbour City generated a total revenue of HK$2,878 million in 2002, representing a growth of 1.5% when compared to the previous year. Due to the continuous progress recorded out of Gateway II's leasing activities and the resilient performance of its retail properties, Harbour City achieved a 7% growth in operating profit.

Including the latest launched Tower 6, the overall average occupancy rate of Harbour City offices was maintained at above 83%. New supply and corporate downsizing activities have been exerting pressure on the office market. Average asking rent for Harbour City offices declined by approximately 13% during 2002.

In spite of the uninspiring operating environment, average retail occupancy at Harbour City edged up slightly from 97 to 98%. Average asking rent held up firmly throughout the year of 2002. On the back of a 2% increase in average sales per square foot within the shopping complex, most new leases and renewals achieved double-digit rental increments.

During the year, top-notch international brands including Kate Spade and Bottega Venetta opened new outlets in Harbour City with Yves Saint Laurent's 9000-square-foot flagship to be opened in late 2003.

Gateway Apartments continued to perform well with average occupancy rate throughout the year maintained at about 80%. Over 65% of the leases are for 12 months and above.

The consolidated occupancy for the three Marco Polo Hotels at Harbour City improved to 86%. However, room rates and F&B performance continued to be affected by the weak economy and a price-sensitive market.

Times Square

Total revenue generated by Times Square amounted to HK$895 million, slightly higher than the HK$892 million achieved in 2001. Notwithstanding keen competition and upcoming new supply on the Island side, Times Square maintained its profitabilities at previous year's level.

Times Square offices maintained a 92.7% average occupancy amid sluggish Grade A office demand and fierce competition. During the year under review, approximately 70% of all expiring leases had been successfully renewed.

The average occupancy at Times Square's shopping complex was steadily maintained at around 96 to 97%. Times Square achieved double-digit positive rental reversion for the retail portion during the year.

95% of all expiring tenancies in 2002 were either successfully renewed or re-merchandised for trade-mix enhancement. The extension of Electronic World from the seventh floor to eighth floor proven to be hugely popular. The sizeable audio-visual and electronic products power centre has become one of the core offerings of Times Square in attracting shopping traffic.

Property Development

Over 80% of the 1,272 Sorrento Phase I units were sold with total proceeds reaching more than HK$4.7 billion. Occupation permit for Phase I units has recently been granted. The 854 Phase II units are being released to the market in batches with prices mostly ranging from HK$5 to 10 million. As at year-end of 2002, the number of units sold exceeded 260, raising sales proceeds of about HK$1.8 billion. Wharf and its subsidiary Harbour Centre Development Limited together own a 40% stake of the project.

Launched in September 2002, total sales of the Bellagio project, one-third owned by Wharf, reached 1,253 units, generating proceeds of HK$2.7 billion.

CME

The CME segment continued to sustain growth both in revenue and operating profit. In 2002, the segment increased its total revenue by 9% to HK$3,435 million and its operating profit by 38% to HK$429 million.

i-CABLE continued to achieve double-digit year-on-year growth in major business performance benchmarks - 16% for total Pay TV and broadband subscribers, 12% for total turnover and 14% for net profit before investment provision.

Pay TV subscription recorded a year-on-year growth of 8% to reach more than 605,000 by 2002 year-end. Anti-piracy measures including digitization helped reduce subscriber churn to 1.6% per month.

Broadband subscriber grew 42% year-on-year to surpass 225,000 at the end of December, 2002 as a programme to enhance network capacity and performance was introduced.

Wharf T&T reported a record gain in market share to 9% overall and a more than five-fold increase in net profit to $53 million for the year 2002. Installed base of fixed-lines grew by 41% to reach 340,000 lines. Revenue from fixed lines, accounting for 75% of its total revenue, increased by 6% to $833 million.

Logistics

The total revenue of the Logistics segment including Modern Terminals amounted to HK$3,203 million while operating profit of the segment was HK$1,838 million, representing a 2% increase as compared to that of 2001.

Modern Terminals handled 3.61 million TEUs in 2002, up by 2.7% when compared with the previous year. Modern Terminals' container handling capacity was expanded by more than 4 per cent to 4.2 million TEUs by the end of 2002. TEUs per headcount, one of the main productivity benchmarks, improved to 3,072 from 2,984. Cost per TEU was reduced by 13% as compared to 2001 and by 41% over the last 5 years. As at the end of 2002, Modern Terminals' market share in Kwai Chung stood at about 30 per cent.

Modern Terminals stands to benefit from the new capacity coming out of CT-9 in Hong Kong and SCT2 in Shenzhen, both expected to come on stream as scheduled towards the end of 2003.

Financial Positions

Net borrowing costs charged for the year decreased substantially by HK$351 million or 32% to HK$755 million as a result of market interest rate cuts as well as the Group's efforts in reducing interest margins through its refinancing activities. The Group's average borrowing cost for the year was 3.59% per annum, a reduction from 5.45% per annum in 2001.

Going Forward

Going forward, Mr Woo said bearing geo-political risk in mind, all companies need to monitor the latest development in order to assess business risk and the relevance of existing strategies.

He said Hong Kong is still going through economic rationalization and adjustment in spite of the impressive GDP growth of Pearl River Delta and the opportunities brought about by China's WTO entry.

"Approximately 60 to 65 per cent of the net cash inflow from the Group's operating activities is generated by investment property. A gloomy office property outlook if materialized would adversely affect our future operating cash flow as office accounted for close to 45% of the Group's investment property portfolio as at the end of 2002."

"The continuing deflationary environment puts the real cost of borrowings high despite the all time low nominal interest rates available today. The Group looks to optimize the assets and dispose of non-core assets whenever possible. Prudent management is the call" he said.



                                      ###

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               THE WHARF (HOLDINGS) LIMITED - WHARF



Date: April 2, 2003

                                   By:  /s/ Wilson Chan
                                        ---------------------------------
                                        Name:  Wilson Chan
                                        Title: Company Secretary